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Exhibit 12.1

Bausch & Lomb Incorporated
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended		Years Ended
	Sept. 25, 2004	Sept. 27, 2003	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999	Dec. 26, 1998	Dec. 27, 1997
	(Dollar Amounts In Millions)
Earnings from continuing operations before provision for income taxes and minority interests	$167.7	$120.9	$197.0	$137.0	$85.0	$160.7	$185.0	$119.7	$133.0
Fixed charges	37.5	42.8	54.7	54.1	59.1	70.1	90.3	102.6	57.9
Current period amortization of capitalized interest	0.4	0.2	0.2	0.3	0.2	0.2	0.2
Capitalized interest	(1.1)	(0.5)	(1.1)	(0.1)	0.0	0.0	0.0	0.3	0.3

Total earnings as adjusted	$204.5	$163.4	$250.8	$191.3	$144.3	$231.0	$275.5	$222.6	$191.2

Fixed charges:
Interest (including interest expense and capitalized interest)	$37.2	$42.5	$54.2	$53.9	$58.3	$68.4	$88.3	$100.7	$56.1
Portion of rents representative of the interest factor	0.3	0.3	0.5	0.2	0.8	1.7	2.0	1.9	1.8

Total fixed charges	$37.5	$42.8	$54.7	$54.1	$59.1	$70.1	$90.3	$102.6	$57.9

Ratio of earnings to fixed charges	5.5	3.8	4.6	3.5	2.4	3.3	3.1	2.2	3.3

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Bausch & Lomb Incorporated Statement Regarding Computation of Ratio of Earnings to Fixed Charges